Lanham & Lanham, LLC

A Professional Law Firm
28652 Oso Parkway
Suite D	Telephone: (949) 933-1964
Rancho Santa Margarita, California 92688	Facsimile: (949) 666-5006

June 18, 2013

VIA EDGAR SUBMISSION
Mara L. Ransom, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Forever Valuable Collectables, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 12, 2013
File No. 000-53377

Dear Mr. Ransom:

Forever Valuable Collectibles, Inc. (the “Company”) is in receipt of your letter, dated May 22, 2013 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company, the amended Preliminary Information Statement on Schedule 14C (the “Amended Filing”).  Contemporaneous with the transmission of this letter to the Commission, the Company is filing Amendment No. 2 to the Preliminary Information Statement of the Company (“Amendment No. 2”).  As more fully noted below, Amendment No. 2 revises and supplements the disclosures made in the Original Filing in response to the comment set forth in the SEC Comment Letter.  Also noted below are the Company’s reasons for making the changes and providing further disclosures in response to the Commission’s request as set forth in the SEC Comment Letter.

With such as a background, the Company responds to the comment set forth in the SEC Comment Letters as follows.  To aid in your review, the response is preceded by the subject comment.

Mara L. Ransom
June 18, 2013
Pagr 2

Comment:

1.
We note your response to our comment letter dated May 1, 2013 indicating that you did not provide pro forma financial statements or the financial statements of the companies to be acquired. In this regard, we note your disclosure on page 13 indicating that you do not consider the financial statements of AEGEA and Energis to be material. Please discuss how the financial statements of the entities to be acquired are not material in light of Instruction 1 to Item 13 of Schedule 14A, which indicates that “the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.” We also note your disclosure on page 13 indicating that one of the factors you considered upon arriving at the conclusion that the financial statements were not material, was the limited operations of these entities. However, we note your disclosure on page 11, which indicates that Energis owns real estate. In this regard, please discuss if the financial statements of the entities to be acquired could be considered material in light of Rule 8-04(b) of Regulation S-X.

Response:

The Company has revised the Preliminary Information Statement to provide the financial statements and other disclosures concerning the Company required by Item 13 of Schedule 14A.  Pursuant to your request and for the reasons provided in the Preliminary Information Statement, financial statements of the to-be- acquired entities and pro forma information is being provided.

The Company has revised the Preliminary Information Statement to provide the disclosures concerning the to-be- acquired entity required by Item 14 of Schedule 14A.The Company has revised its Preliminary Information Statement to provide audited financial statements as requested.

The Parties to the transaction have entered into an Amended Share Exchange Agreement, which amended agreement removed Energis Petroleum, LLC ("Energis") as a party to the transaction.  The Amended Share Exchange Agreement and a disclosure regarding its revisions have been filed with the SEC in a Form 8-K dated June 12, 2013. Accordingly, financial and related information regarding Energis has not been provided.

Pursuant to your request, on behalf of the Company, it is acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the response set forth above adequately addresses all of the comments set forth in the SEC Comment Letter.  However, should you or the other members of the Commission’s staff have questions regarding the Company‘s response or have other comments, you should contact the undersigned at the address listed above, or by e-mail to the undersigned, at rjlanham@me.com.

Very truly yours,

Lanham and Lanham, LLC

By:	/s/ Randall J. Lanham
Randall J. Lanham, Esq.

Forever Valuable Collectibles, Inc.

By:	/s/ Jodi Stevens
Jodi Stevens, CEO

cc: Peder K. Davisson